July 21, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Karen J. Garnett, Assistant Director
Paul Fischer, Attorney-Advisor

Re:	ICF International, Inc.
Registration Statement on Form S-1/A
Amended June 23, 2006
File No. 333-134018

Dear Ladies and Gentlemen:

On behalf of ICF International, Inc., we are providing separate written confirmation in response to comment 11 of the Staff’s comment letter dated July 6, 2006 regarding the above-referenced registration statement. Comment 11 provides:

Exhibit 5.1—Draft Opinion of Squire, Sanders & Dempsey L.L.P.

11.	Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the “General Corporation Law of the State of Delaware” includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file counsel’s written confirmation as correspondence on the EDGAR.

        Squire, Sanders & Dempsey L.L.P. hereby confirms to the Staff that the reference and limitation to the “General Corporation Law of the State of Delaware” to be made in its opinion includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. As requested, this written confirmation has been filed via EDGAR, tagged as “CORRESP.”

Securities and Exchange Commission

July 21, 2006

        We appreciate the Staff’s attention to the Registration Statement. If you wish to discuss the foregoing confirmation, please call me at (703) 720-7890.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm*

cc:	Sudhakar Kesavan, ICF International, Inc.
Robert Telewicz, Securities and Exchange Commission

*	Admitted only in D.C., Maryland, New York and Ohio.